

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

September 27, 2016

Via E-mail
Mr. Andrew P. Smith
Chief Financial Officer
Sucampo Pharmaceuticals, Inc.
805 King Farm Boulevard
Suite 550
Rockville, MD   20850

        **Re: Sucampo Pharmaceuticals, Inc.
              Form 10-K for the fiscal year ended December 31, 2015
              Filed March 11, 2016
              File No. 1-33609**

Dear Mr. Smith:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Angela M. Connell

                        Angela M. Connell
                        Accounting Branch Chief
                        Office of Healthcare and Insurance